Exhibit 99.2

DUNDEE CORPORATION REPORTS
SECOND QUARTER 2010 RESULTS

FOR IMMEDIATE RELEASE

Toronto, August 10, 2010 – Dundee Corporation (TSX: DC.A, DC.PR.A, DC.PR.B) (“Dundee” or the “Company”) is pleased to announce that it has posted its financial results and Management’s Discussion and Analysis for the quarter ended June 30, 2010 on its website www.dundeecorporation.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Our operating EBITDA for the six months ended June 30, 2010 was $210.6 million, well in excess of operating EBITDA of $87.0 million earned during the same period of 2009.  Net earnings per share were $0.91 on a fully diluted basis, as compared to net earnings of $0.28 per share in 2009.

At July 31, 2010, assets under management and administration in our wealth management subsidiary, DundeeWealth Inc., were $72.2 billion.  Through its Dynamic family of funds, DundeeWealth continued to lead the industry in total net sales as reported by the Investment Funds Institute of Canada.  Coupled with strong performance of core mutual funds, DundeeWealth increased mutual fund market share to 4.11% at June 30, 2010, compared with 3.76% at the end of 2009 and 3.33% at the end of the second quarter of the prior year.  During the first half of 2010, DundeeWealth earned operating EBITDA of $149.0 million which compares with operating EBITDA of $63.7 million for the same period of 2009.  Included in EBITDA for the six months ended June 30, 2010, is a pre-tax gain of $33.3 million pertaining to the disposition of certain of its investments in collateralized loan obligations.

Our real estate subsidiary, Dundee Realty Corporation, generated operating EBITDA of $33.2 million in the first half of this year, a 66% improvement over operating EBITDA of $20.0 million earned in the first half of the prior year.  Improvements reflect continuing strong demand for, and increased sales of our real estate products, most notably in western Canada.

Propelled by our share of earnings from our equity-accounted investments, pre-tax earnings from our resource segment were $20.2 million in the first half of 2010, compared with pre-tax earnings of $0.7 million in the first half of the prior year.  Our share of earnings from our resource based equity accounted investments were $22.0 million during the first half of the current year, compared with earnings of $1.5 million during the same period of 2009.

Our asset management activities include the operations of Ned Goodman Investment Counsel Limited (“NGIC”) and Dundee Real Estate Asset Management (“DREAM”).  At June 30, 2010, NGIC and DREAM provided sub-advisory and investment services to approximately $6.8 billion of third-party assets under management.  In addition, NGIC, together with Dundee Resources Limited, also provides investment services in respect of the Company’s portfolio of securities.  These investments include both publicly listed and private companies in a variety of sectors.

ABOUT DUNDEE CORPORATION

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources that, combined, reflect approximately $76 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157